CGM Mutual Fund

CGM Focus Fund

CGM Realty Fund

The CGM Funds

Welcome to CGM Funds. Please select a fund or form from the list below. For account information and transactions, please call **1-800-343-5678**. Account transactions/changes will not be accepted via e-mail.

- **CGM Mutual Fund**
  - Prospectus
  - Annual Report 12/31/2007
  - Semiannual Report 6/30/2007
- **CGM Focus Fund**
  - Prospectus
  - Annual Report 12/31/2007
  - Semiannual Report 6/30/2007
- **CGM Realty Fund**
  - Prospectus
  - Annual Report 12/31/2007
  - Semiannual Report 6/30/2007
- **Application**
  - Regular Account Application
- **Retirement Accounts**
  - Traditional and Roth IRA Plan Document and Disclosure Statement
  - CGM IRA Account Application and Forms
- **Omnibus Accounts**
  - Rule 22c-2 Shareholder Information Agreement (**required**)
- **Additional Information**
  - Request hardcopy and prospectuses by US Mail

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Share Prices on @@date

Fund	Ticker Symbol	NAV
CGM Realty	CGMRX	$@@cgmrx
CGM Focus	CGMFX	$@@cgmfx
CGM Mutual	LOMMX	$@@lommx

For more information, please call our automated pricing line 800-343-5678.